Letter of Resignation

To:  The Board of Directors
        Bohai Pharmaceuticals Group, Inc.
c/o Yantai Bohai Pharmaceuticals Group Co. Ltd.
No. 9 Daxin Road, Zhifu District
Yantai, Shandong Province, China 264000

December 31, 2011

Dear Sirs,

I, Gene Hsiao, hereby resign from the positions as Chief Financial Officer and Director of Bohai Pharmaceuticals Group, Inc. (the “Company”), with effect on the close of business on the date hereof.

I acknowledge and confirm that my resignation is not as a result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.  My decision to resign was difficult as working at the Company has been a great experience, for which I am extremely grateful.  I wish the Company every success in the future and thank Mr. Hongwei Qu for the opportunities I have been given during my tenure with the Company.

Yours faithfully,

/s/ Gene Hsiao
___________________
Gene Hsiao